Pernod Ricard

2002 results:

Operating profit, Wine & Spirits: + 106%
Earnings per share: + 43%
Above-target results

Paris, 19 March 2003 – The Board of Directors of Pernod Ricard met on 18 March 2003 under the chairmanship of Patrick Ricard to approve the financial statements for 2002.

Seagram successfully integrated; operating profit from Wine & Spirits: €710 million

The Wine & Spirits division generated sales of €3.4 billion in 2002, up 78%. Of this total, €1.4 billion was attributable to Seagram brands and €2 billion to Pernod Ricard's historical brands, giving organic growth of 4.5%.

Operating profit was €710 million, a rise of 106% (7.5% commercial organic growth). This was achieved by rationalising distribution costs, overheads and expenses, while maintaining a high level of advertising and promotional investment (21.4% of sales).

The operating margin of the Wine & Spirits division was 20.8%, higher than the target figure announced in early 2002. This result reflects the successful integration of Seagram.

Divestment of non-core businesses

Pernod Ricard sold the bulk of its non-core businesses (distribution, soft drinks) during the year. Sales from these activities fell to just €1.4 billion, down sharply compared with 2001, for a €40 million contribution to operating profit. By year's end, the disengagement was almost complete.

Consolidated sales and profit

In 2002, Pernod Ricard earned operating profit of €750 million, up 67%, on consolidated sales (ex duty and taxes) of €4.8 billion, up 6.2%.

The net interest expense remained in check at €153 million, largely as a result of a rapid debt paydown. At end-2002, total borrowings excluding OCEANE convertible bonds stood at €2.3 billion, a reduction of €1.4 billion. Gearing was 0.88, better than the target ratio of 1:1.

Exceptional income for the year amounted to €10 million, compared with €220 million in 2001 (impacted by the substantial disposal gain on Orangina). Consolidated net profit was €413 million, a rise of 15% on the previous year.

Earnings per share rose 43% to €7.47. (EPS calculated net of exceptional goodwill amortisation and diluted for the OCEANE issue but before the bonus issue of 14/2/03.)

Dividend

The board of directors will recommend a dividend of €1.8 per share to the Annual General Meeting on May 7th. This is the same per-share amount as in 2001 but an increase of 25% taking into account the 1-for-4 bonus issue of 14 February 2003.

Board appointments

The board of directors has co-opted Lord DOURO, Arthur Charles Valerian WELLESLEY to replace Mr Jean-René Fourtou. Lord DOURO will serve as a director until Mr Fourtou's term of office expires.

Conclusion

Commenting on the year's results, Patrick Ricard said: "The Group's remarkable performance in 2002 fully confirms the logic of the strategy initiated with the acquisition of Seagram's brands. We look forward with confidence to the growth of the business and indeed 2003 has started strongly, but in the uncertain geopolitical and economic situation, we will reserve guidance on performance to the shareholders' meeting".

Contacts

Alain-Serge Delaitte / Media	Tel: (33 1) 41 00 40 95
Patrick de Borredon / Investor relations	Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York	Tel: (212) 486 1140

The full presentation can be found on our website: www.pernod-ricard.com

INCOME STATEMENT

M€	31/12/01	31/12/02	Variation
Net Sales excluding taxes and duties	**4 555**	**4 836**	**6%**
Cost of goods sold and production costs	(2 721)	(2 375)	-13%
Gross margin	1 834	2 461	34%
Distribution costs	(193)	(195)	1%
Marketing	(543)	(768)	42%
CONTRIBUTION AFTER A&P	1 098	1 498	37%
Overheads and Comercial costs	(647)	(748)	16%
Operating profit	**451**	**750**	**67%**
Net interest expenses	(40)	(153)	N/A
Pretax profit before exceptional items	**411**	**597**	**45%**

M€	31/12/01	31/12/02	Variation
Pretax profit before exceptional items	**411**	**597**	**45%**
Exceptional items	220	10	-96%
Income taxes	(236)	(157)	-33%
Interest in earnings of equity companies	1	1	-
Amortization of goodwill	(31)	(30)	-
Net income before minority interests	365	421	15%
Minority interests	(7)	(8)	-
Net Income	**358**	**413**	**15%**

BALANCE SHEET

M€

Assets	2001	2002	Liabilities	2001	2002
Tangible assets and Investments	1 909	1 183	Equity	2 513	2 593
Intangible assets and Goodwill	2 263	2 335	Provisions	518	509
Inventories	2 461	2 106	Convertible bond		548
Current receivables	1 671	1 438	Long term liabilities	4 779	2 473
Deffered tax assets	134	185	Returnable containers	4	1
Marketable securities	152	90	Trade and other accounts payable	1 407	1 065
Cash and equivalents	933	90	Other liabilities	396	340
Prepaid expenses	92	60	Adjustment liabilities	4	9
Bond discount		50			
Currency translation adjustment	7	1			
	9 622	**7 538**		**9 622**	**7 538**

Cash-Flow Statement

M€	2001	2002
Net income	*365*	*421*
Amortization and other changes in provisions	*7*	*59*
Cash flow	*372*	*480*
Change in working capital *	*-17*	*106*
CAPEX	*-106*	*-155*
Free Cash Flow	***249***	***430***
External growth and financial investments	*-2 962*	*365*
Issued Convertible Bond	*0*	*489*
Dividends paid	*-108*	*-102*
Currency translation adjustment	*0*	*219*
Change in Net Debt	*-2 821*	*1 401*

** Tax on sale of Orangina (€139m) restated as financial disinvestment*

NET SALES BY BUSINESS SEGMENT

	2001 € Million		2002 € Million		Change 02-01
Wines & Spirits	1 918	42%	3 408	70%	78%
Fruit preparations	1 224	27%	492	10%	-60%
Distribution	1 414	31%	936	19%	-34%
Group	**4 555**	**100%**	**4 836**	**100%**	**6%**

EBIT BY BUSINESS SEGMENT

	2001 € Million		2002 € Million		Change 02-01
Wines & Spirits	344	76%	710	95%	106%
Fruit preparations	68	15%	22	3%	-67%
Distribution	39	9%	18	2%	-52%
Group	**451**	**100%**	**750**	**100%**	**67%**

WINES & SPIRITS P&L

M€	**2001**	**2002**	**Change (%)**
Turn over	1 918	3 408	78%
Gross margin	1 268	2 221	75%
Distribution costs	- 83	- 134	62%
A & P	- 398	- 729	83%
Trade costs & overheads	- 443	- 648	46%
EBIT	**344**	**710**	**106%**